
F
M

ARMERS & ERCHANTS BANCORP, INC.


05048942

P.E
12-31-04


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
SECTION
WASH, D.C.
179

2004

ANNUAL REPORT

Message From Management:

We are proud to report that the Farmers & Merchants Bancorp, Inc. had another strong year. Our success in 2004, as in prior years, was driven by our ability to stay focused on our business strategies. Since the inception of the Farmers & Merchants Bancorp, Inc. our business strategies have included providing distinctive personal service through performance-driven employees, while maintaining a conservative lending philosophy. Those strategies have been incorporated into our commercial, consumer and mortgage banking business lines. We believe that by consistently adhering to these uncomplicated strategies, we have been able to focus on our objective of exceeding expectations of our customers, employees and shareholders. With those strategies and focus, those three lending areas work closely together to better serve our customers and build long-term relationships.

The diversity of our revenue sources and loan portfolio continues to help us weather economic cycles. Money is the basis of our business. Money never declines, it just moves. Our job is to be there with the right products, service, convenience and sound financial advice when customers decide to move their money. The Farmers & Merchants Bancorp, Inc. expects to achieve future growth and a stronger market presence through relationship banking with customized services and local decision making. The heart of your Company's success is our constant focus on strong financial performance and execution.

Loan development and expanding our customer base has been our primary priority this past year. We have been able to accomplish this due to our ability to maintain a loan to deposit ratio in the low to mid-eighty (80) percentile. We have not and will not sacrifice quality for quantity and will continue to make loans using sound underwriting policies and procedures. It is important that credit standards are not relaxed and our lenders are following the same "blueprint" in granting and administering credit. At the same time we have been working to increase revenues through loan development, attracting and retaining qualified employees while controlling overhead costs has always been a challenge. It continues to be a challenge today. We will continue to look for ways to minimize increases in operating costs while still providing the best possible service with GROWTH being the goal for 2005.

Like all public companies, especially banking, we are subject to regulatory controls. The Sarbanes-Oxley Act (SOX) has resulted in increases in those expenses. For example, the Federal Deposit Insurance Corp. (FDIC), State of Ohio and our external auditors Plante & Moran, PLLC examine us. In addition, we have our own internal audit department, which answers directly to your Board of Directors. The Sarbanes-Oxley Act, reacting to the abuses of a few companies, will now require management of public companies to conduct an additional review of internal control separate from external and internal auditors. For banks this adds another layer of examination to an already heavily reviewed and regulated business, which will, add additional costs to our company.

After three years of historically low rates, we have seen "prime" rise. Expectation is that prime will continue to rise through 2005 as the Federal Reserve continues to keep inflation under control. This increase will continue to be a challenge to both our customers and the Bank. So far the increase in rates has not negatively impacted loan demand or credit quality. We remain optimistic about the future success of our communities, customers and Bank as we all maintain sound stable growth.

Finally, I would like to recognize Eugene Bernath, who retired this past February from the Board of the Farmers & Merchants Bancorp, Inc. and Bank. Gene has served on the board since 1978 and as your Chairman since 1999. His leadership and support will be missed. Also in July, Jerry Boyers will be retiring from the board having served since 1976. Jerry's advice and support will also be missed.

We would like to express our appreciation for the input and support of our Board of Directors, Advisory Boards, loyal employees and customers, and the cooperation of the communities we serve, and finally, the continued confidence of our shareholders. We look forward to the opportunities and challenges of 2005.



Joe E. Crossgrove
President & Chief Executive Officer



Eugene D. Bernath
Chairman of the Board

FARMERS & MERCHANTS BANCORP, INC.

CONTENTS

Audited Consolidated Financial Statements

and wholly owned subsidiaries December 31, 2004

BOARD OF DIRECTORS

Eugene D. Bernath
Chairman of the Board,
The Farmers & Merchants State Bank

Dexter L. Benecke
President,
Viking Trucking, Inc.

Jerry L. Boyers
President,
Edifice Construction Management

Joe E. Crossgrove
President / Chief Executive Officer,
The Farmers & Merchants State Bank

Steven A. Everhart
Secretary / Treasurer,
MBC Holdings, Inc.

Robert G. Frey
President,
E. H. Frey & Sons, Inc.

Jack C. Johnson
President,
Hawk's Clothing Inc.

Dean E. Miller
President,
MBC Holdings, Inc.

Anthony J. Rupp
President,
Rupp Furniture Co.

David P. Rupp, Jr.
Attorney,
Plassman, Rupp, Short & Hagans

James C. Saneholtz
President,
Saneholtz-McKarns, Inc.

Kevin J. Sauder
President / CEO,
Sauder Woodworking Co.

Merle J. Short
President,
Promow, Inc.

Steven J. Wyse
Private Investor

DIRECTOR EMERITUS

Julian Giovarelli
Lee E. Graffice
Charles E. Lugbill
Dale L. Nafziger
Harold H. Plassman
James L. Provost
Maynard Sauder
Kenneth E. Stamm
Robert V. Whitmer

ARCHBOLD MAIN OFFICE

Eugene D. Bernath
Chairman of the Board

Joe E. Crossgrove
President / Chief Executive Officer
Cashier

Dean E. Miller
Vice Chairman of the Board

David P. Rupp, Jr.
Vice President of the Board

Paul S. Siebenmorgen
Senior Executive Vice President
Chief Lending Officer

Edward A. Leininger
Executive Vice President
Chief Operating Officer

Rex D. Rice
Executive Vice President
Commercial Loan Administrator

Barbara J. Britenriker
Executive Vice President
Chief Financial Officer

Allen G. Lantz
Senior Vice President
Branch Administrator

George Jelen
Vice President
Secondary Mortgage Director

Randal H. Schroeder
Vice President
Senior Operations Officer

Diann K Meyer-Grieser
Vice President
Human Resource Director

David A. Kowalski
Vice President
Senior Auditor

Brett J. Kahrs
Asst. Cashier
Senior Investment Executive

Lydia A. Huber
Executive Administrative Assistant
Corporate Secretary

ARCHBOLD WOODLAND OFFICE

Deborah L. Shinabery
Asst. Vice President / Manager

Arthur J. Short
Asst. Cashier / Asst. Manager

ARCHBOLD ADVISORY BOARD

Bruce C. Lauber
Michael D. Krebs
Gene R. Schaffner
George F. Stotzer
Larry M. Wendt

BRYAN EAST HIGH OFFICE

Carol L. Church
Asst. Vice President / Manager

Michal M. Mazur
Asst. Cashier / Asst. Manager

BRYAN SOUTHTOWNE OFFICE

Michael T. Smith
Asst. Vice President / Manager

Ruth M. Ford
Asst. Cashier / Asst. Manager

BRYAN ADVISORY BOARD

Rusty Brunicardi
Dr. C. Nicholas Walz
Garry Courtney
Christopher Cullis
Timothy J. Herman

DEFIANCE OFFICE

David A. Kunesh
Asst. Vice President / Manager

Lillian Sue Cuevas
Asst. Cashier / Asst. Manager

DEFIANCE ADVISORY BOARD

James C. Roach
Kent Beilharz
Lynn A. Sheets
Lynn N. Davis

DELTA OFFICE

Cynthia K. Knauer
Asst. Vice President / Manager

Laura A. Hawkins
Asst. Cashier / Asst. Manager

DELTA ADVISORY BOARD

Terry J. Kaper
Robert E. Gilders
Eugene Burkholder
Al Kreuz
Donald G. Gerdes

MONTPELIER WEST MAIN & EASTSIDE OFFICES

Kelly L. Bentley
Asst. Vice President / Manager

Holly K. Wyrick
Asst. Cashier / Asst. Manager

MONTPELIER ADVISORY BOARD

Gregory D. Shoup
Richard S. Dye
Robert D. Mercer
George B. Rings
Sean G. Rupp

NAPOLEON OFFICE

Stephen E. Jackson
Asst. Vice President / Manager

Diana J. Dennie
Asst. Cashier / Asst. Manager

NAPOLEON ADVISORY BOARD

David M. Damman
Dennis L. Meyer

STRYKER OFFICE

Ronald D. Short
Asst. Vice President / Manager

Patti L. Rosebrock
Asst. Cashier / Asst. Manager

STRYKER ADVISORY BOARD

Fred W. Grisier
Steven J. Planson
Richard E. Raker
William J. Brenner

SWANTON OFFICE

Barry N. Gray
Asst. Vice President / Manager

Debra J. Kauffman
Asst. Cashier / Asst. Manager

SWANTON ADVISORY BOARD

Anthony G. Fry
Daniel P. McQuade
Lisa J. Mitchell
Norman D. Zeiter

WAUSEON SHOOP OFFICE

Gloria Gunn
Asst. Vice President / Manager

Brenda K. Rodriguez
Asst. Cashier / Asst. Manager

WAUSEON DOWNTOWN OFFICE

Susan K. Dieringer
Asst. Vice President / Manager

Jennifer A. Knapp
Asst. Cashier / Asst. Manager

WAUSEON ADVISORY BOARD

Richard L. Elrod
Warren A. Kahrs
Joseph H. Kolb
Sandra K. Barber
Dr. Kenneth H. Kling

WEST UNITY OFFICE

Lewis D. Hilkert
Senior Vice President / Manager

Patricia R. Burkholder
Asst. Cashier / Asst. Manager

WEST UNITY ADVISORY BOARD

Ben G. Westfall
Ted W. Maneval
Charles W. Klinger
Michael L. Richer



Executive Officers
From left: Eugene Bernath, Joe Crossgrove, Paul Siebenmorgen



Board of Directors
Front on steps left: Eugene Bernath, Joe Crossgrove
Middle on steps from left: Dean Miller, David Rupp, Jr.
Back from left: James Saneholtz, Merle Short, Dexter Benecke, Steven Wyse, Jack Johnson, Jerry Boyers, Kevin Sauder, Steven Everhart, Robert Frey, Anthony Rupp



Director Maynard Sauder Retires
Seated friom left: Dean Miller, Maynard Sauder, Eugene Bernath
Standing from Left: Kevin Sauder, Joe Crossgrove



Corporate Secretary Retires
From left: Jean Horwath and Carol England, retired Corporate Secretary/Wauseon Downtown Office Manager

plante
moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Farmers & Merchants Bancorp, Inc. and Subsidiaries
Archbold, Ohio

We have audited the accompanying consolidated balance sheet of Farmers & Merchants Bancorp, Inc. and Subsidiaries as of December 31, 2004 and December 31, 2003 and the related consolidated statements of income, stockholders' equity, and cash flows for each year in the two year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers & Merchants Bancorp, Inc. and Subsidiaries as of December 31, 2004 and December 31, 2003 and the consolidated results of its operations and its cash flows for each year in the two year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Farmers & Merchants Bancorp, Inc. and Subsidiaries internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2005, expressed an unqualified opinion thereon.

Plante & Moran, PLLC

February 22, 2005
Auburn Hills, Michigan



Krouse, Kern & Co., Inc.
CERTIFIED PUBLIC ACCOUNTANTS

6509 MUTUAL DRIVE
FORT WAYNE, INDIANA 46825

260-496-8297
FAX 260-496-8187

1210 WEST HIGH STREET
BRYAN, OHIO 43506

419-636-4569
FAX 419-636-4560

110 WEST AIRPORT HIGHWAY
SUITE 203
SWANTON, OHIO 43558

419-826-9855

January 10, 2003

Board of Directors
Farmers & Merchants Bancorp, Inc.
Archbold, OH

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated balance sheet of Farmers & Merchants Bancorp, Inc. and subsidiaries, Archbold, Ohio, as of December 31, 2002 and the related consolidated statement of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers & Merchants Bancorp, Inc. and subsidiaries, as of December 31, 2002, and the results of its consolidated operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Krouse, Kern & Co., Inc.
KROUSE, KERN & CO., INC.
Fort Wayne, Indiana

Member of
Polaris International

Consolidated Balance Sheet
December 31, 2004 and 2003
(000's Omitted, Except Per Share Data)

	2004	2003
Assets		
Assets		
Cash and due from banks	$ 15,026	$ 18,873
Interest-bearing deposits in banks	9,230	662
Total cash and cash equivalents	24,256	19,535
Securities - available for sale (Note 3)	173,127	170,692
Federal Home Loan Bank stock, at cost	3,607	3,462
Loans held for sale	175	176
Loans, net (Note 4)	472,011	480,163
Premises and equipment (Note 5)	15,520	15,874
Other assets (Note 6 & 10)	13,817	15,801
Total Assets	$ 702,513	$ 705,703
Liabilities and Stockholders' Equity		
Liabilities		
Deposits (Note 7)		
Noninterest-bearing	$ 47,958	$ 50,710
Interest-bearing		
NOW accounts	92,178	98,639
Savings	121,168	106,739
Time	312,901	318,978
Total deposits	574,205	575,066
Federal funds purchased	-	6,590
Securities sold under agreement to repurchase	22,852	20,729
Long-term debt (Note 9)	21,964	24,374
Dividend payable	715	715
Accrued expenses and other liabilities	3,932	3,373
Total liabilities	623,668	630,847
Stockholders' Equity (Note 14 and 15)		
Common stock - No par value - 1,500,000 shares authorized; 1,300,000 shares issued & outstanding	12,677	12,677
Retained earnings	65,956	60,196
Accumulated other comprehensive income	212	1,983
Total stockholders' equity	78,845	74,856
Total Liabilities and Stockholders' Equity	$ 702,513	$ 705,703

See Notes to Consolidated Financial Statements

Farmers & Merchants Bancorp, Inc. and Subsidiaries

Consolidated Statement of Income
Years Ended December 31, 2004, 2003 and 2002
(000's Omitted, Except Per Share Data)

	2004	2003	2002
Interest Income			
Loans, including fees	$ 31,767	$ 34,233	$ 35,309
Debt securities:			
U.S. Treasury and government agency	3,912	4,454	5,378
Municipalities	2,020	2,196	2,280
Corporate debt securities	3	29	224
Dividends	146	136	150
Federal funds sold	34	33	58
Other	80	26	25
Total interest income	37,962	41,107	43,424
Interest Expense			
Deposits	9,980	12,830	17,574
Federal funds purchased and securities sold under agreements to repurchase	425	376	415
Borrowed funds	817	1,077	990
Total interest expense	11,222	14,283	18,979
Net Interest Income - Before provision for loan losses	26,740	26,824	24,445
Provision for Loan Losses (Note 4)	884	6,903	2,194
Net Interest Income After Provision For Loan Losses	25,856	19,921	22,251
Noninterest Income			
Customer service fees	2,140	2,028	2,032
Other service charges and fees	1,623	2,120	2,216
Net gain on sale of loans	925	3,309	1,552
Net gain on sale of available-for-sale securities	127	528	76
Total noninterest income	4,815	7,985	5,876
Noninterest Expenses			
Salaries	7,970	7,067	7,201
Employee benefits (Note 11)	2,252	2,181	2,140
Occupancy expense	649	592	444
Furniture and equipment	1,437	1,445	1,566
Data processing	1,101	996	1,022
Franchise taxes	712	922	815
Mortgage servicing rights expense	332	723	902
Other general and administrative	4,415	3,895	3,650
Total other operating expenses	18,868	17,821	17,740
Income Before Income Taxes	11,803	10,085	10,387
Income Taxes (Note 10)	3,573	2,459	2,989
Net Income	$ 8,230	$ 7,626	$ 7,398
Earnings Per Share - Basic	$ 6.33	$ 5.87	$ 5.69

See Notes to Consolidated Financial Statements

Farmers & Merchants Bancorp, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity
Years Ended December 31, 2004, 2003 and 2002
(000's Omitted, Except Per Share Data)

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
Balance - January 1, 2002	1,300,000	$ 12,677	$ 56,092	$ 1,581	$ 70,350
Comprehensive income (Note 1):					
Net income	-	$ -	$ 7,398	$ -	$ 7,398
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	$ -	$ -	$ 2,135	$ 2,135
Total comprehensive income					$ 9,533
Cash dividends declared - $1.65 per share	-	$ -	$ (2,145)	$ -	$ (2,145)
Balance - December 31, 2002	1,300,000	$ 12,677	$ 61,345	$ 3,716	$ 77,738
Comprehensive income (Note 1):					
Net income	-	$ -	$ 7,626	$ -	$ 7,626
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	$ -	$ -	$ (1,733)	$ (1,733)
Total comprehensive income					$ 5,893
Cash dividends declared - $6.75 per share	-	$ -	$ (8,775)	$ -	$ (8,775)
Balance - December 31, 2003	1,300,000	$ 12,677	$ 60,196	$ 1,983	$ 74,856

See Notes to Consolidated Financial Statements

Farmers & Merchants Bancorp, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity (Continued)
Years Ended December 31, 2004, 2003 and 2002
(000's Omitted, Except Per Share Data)

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
Comprehensive income (Note 1):					
Net income	-	$ -	$ 8,230	$ -	$ 8,230
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	$ -	$ -	$ (1,771)	$ (1,771)
Total comprehensive income					$ 6,459
Cash dividends declared - $1.90 per share	-	$ -	$ (2,470)	$ -	$ (2,470)
Balance - December 31, 2004	**1,300,000**	**$ 12,677**	**$ 65,956**	**$ 212**	**$ 78,845**

See Notes to Consolidated Financial Statements

Farmers & Merchants Bancorp, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
Years Ended December 31, 2004, 2003 and 2002
(000's Omitted)

	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 8,230	$ 7,626	$ 7,398
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	1,142	1,216	1,345
Amortization of servicing rights	332	723	902
Provision for loan loss	884	6,903	2,194
Accretion and amortization of securities	1,223	1,406	1,360
Deferred income taxes (benefit)	(14)	(126)	240
(Gain) loss on sale of other assets	2	12	(26)
Realized gain on sales of available-for-sale securities, net	(127)	(528)	(76)
Net Change in:			
Loans held for sale	1	5,900	(6,076)
Change in other assets and other liabilities, net	3,019	(3,651)	1,106
Net cash provided (used) by operating activities	14,692	19,481	8,367
Cash Flows from Investing Activities			
Activity in available-for-sale securities:			
Sales	10,740	16,036	8,282
Maturities, prepayments and calls	64,599	75,412	65,280
Purchases	(81,553)	(86,849)	(77,508)
Loan and lease originations and principal collections, net	7,241	3,955	(25,390)
Proceeds from sales of assets	3	-	424
Purchase of life insurance contracts	-	-	(5,057)
Additions to premises and equipment	(793)	(2,068)	(4,551)
Net cash provided (used) by investing activities	237	6,486	(38,520)
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	(861)	(1,307)	10,215
Net change in federal funds purchased and securities sold under agreements to repurchase	(4,467)	(10,881)	11,661
Proceeds from issuance of long-term debt	-	10,000	15,000
Repayment of long-term debt	(2,410)	(14,322)	(3,714)
Cash dividends paid on common stock	(2,470)	(8,709)	(2,210)
Net cash provided (used) by financing activities	(10,208)	(25,219)	30,952
Net Increase (Decrease) in Cash and Cash Equivalents	4,721	748	799
Cash and Cash Equivalents - Beginning of Year	19,535	18,787	17,988
Cash and Cash Equivalents - End of Year	**$ 24,256**	**$ 19,535**	**$ 18,787**
Supplemental Information			
Cash paid during the year for:			
Interest (net of amount capitalized)	**$ 11,283**	**$ 14,824**	**$ 19,370**
Income taxes	**$ 2,840**	**$ 5,326**	**$ 1,316**

See Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

The Farmers & Merchants Bancorp, Inc. (the Company) through its bank subsidiary, The Farmers & Merchants State Bank provide a variety of financial services to individuals and small businesses through its offices in Northwest Ohio.

Consolidation Policy

The consolidated financial statements include the accounts of Farmers & Merchants Bancorp, Inc. and its wholly-owned subsidiaries, The Farmers & Merchants State Bank (the Bank), a commercial banking institution, and the Farmers & Merchants Life Insurance Company, a reinsurance company for life, accident and health insurance for the Bank's consumer credits. All significant inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Note 1 - Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. This includes cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

Securities

Debt securities are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

Declines in the fair value of held to maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The related write-downs are included in earnings as realized losses.

Federal Home Loan Bank Stock

The Federal Home Loan Bank stock is recorded at cost since it is not actively traded. The Federal Home Loan Bank sells and purchases its stock at par; therefore cost approximates market value. The stock is held as collateral security for all indebtedness of the Bank to the Federal Home Loan Bank.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at the amount of unpaid principal, reduced by unearned discounts and deferred loan fees and costs, as well as, by the allowance for loan losses. Interest income is accrued on a daily basis based on the principal outstanding.

Generally, a loan is classified as nonaccrual and the accrual of interest income is generally discontinued when a loan becomes ninety days past due as to principal or interest and these loans are placed on a "cash basis" for purposes of income recognition. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal and accrued interest, and the loan is in the process of collection. When a loan is placed

Note 1 - Summary of Significant Accounting Policies (Continued)

on nonaccrual status, all previously accrued and unpaid interest receivable is charged against income.

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as a net adjustment to the related loan's yield. The Bank is generally amortizing these costs over the contractual life of such loans.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to income. Loans deemed to be uncollectable and changes in the allowance relating to impaired loans are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based on management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific components relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. The unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the

Note 1 - Summary of Significant Accounting Policies (Continued)

principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.

Servicing Assets

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum. Fees received for servicing loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in operating income as loan payments are received. Costs of servicing loans are charged to expense as incurred.

Off Balance Sheet Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Bank Premises and Equipment

Land is carried at cost. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the various properties and is computed using straight line and accelerated methods. Costs for maintenance and repairs are charged to operations as incurred. Gains and losses on dispositions are included in current operations.

Note 1 - Summary of Significant Accounting Policies (Continued)

Federal Income Tax

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. The Company has no dilutive shares.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	(In Thousands)		
	2004	2003	2002
Net Unrealized gain (loss) on available-for-sale securities	$ (2,556)	$ (2,100)	$ 3,311
Tax Effect	869	714	(1,126)
Net-of-tax amount	(1,687)	(1,386)	2,185
Reclassification adjustment for gain on sale of available-for-sale securities	$ (127)	$ (528)	$ (76)
Tax Effect	43	181	26
Net-of-tax amount	(84)	(347)	(50)
Change in accumulated other comprehensive income other comprehensive income	$ (1,771)	$ (1,733)	$ 2,135

Reclassification

Certain amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform with the 2004 presentation.

Note 2 - Restrictions on Cash and Amounts Due from Bank

The Bank is required to maintain average balances on hand with the Federal Reserve Bank. The aggregate reserves at December 31, 2004 and 2003 were $4.6 million and $6.0 million, respectively.

The Company and its subsidiaries maintain cash balances with high quality credit institutions. At times such balances may be in excess of the federally insured limits.

Note 3 - Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	(In Thousands) 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-Sale:				
U.S. Treasury	$ 4,856	$ 1	$ 5	$ 4,852
U.S. Government agency	84,095	155	758	83,492
Mortgage-backed securities	30,329	106	347	30,088
State and local governments	53,479	1,292	124	54,647
Equity securities	48	-	-	48
	$ 172,807	$ 1,554	$ 1,234	$ 173,127

	(In Thousands) 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-Sale:				
U.S. Treasury	$ 6,607	$ 30	$ -	$ 6,637
U.S. Government agency	95,906	1,246	319	96,833
Mortgage-backed securities	14,138	193	153	14,178
State and local governments	48,991	2,140	115	51,016
Corporate debt securities	1,999	-	18	1,981
Equity securities	47	-	-	47
	$ 167,688	$ 3,609	$ 605	$ 170,692

Note 3 - Securities (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2004 and 2003, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

2004

	(In Thousands) Less Than Twelve Months		(In Thousands) Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U S Treasury	$ 5	$ 2,870	$ -	$ -
U S Government agency	$ 563	$ 58,365	$ 195	$ 5,810
Mortgage-backed securities	$ 209	$ 18,317	$ 138	$ 6,347
State and local governments	$ 61	$ 9,483	$ 63	$ 2,258
Corporate Debt Securities	$ -	$ -	$ -	$ -
Equity Securities	$ -	$ -	$ -	$ -

2003

	(In Thousands) Less Than Twelve Months		(In Thousands) Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U S Treasury	$ -	$ -	$ -	$ -
U S Government agency	$ 319	$ 18,295	$ -	$ -
Mortgage-backed securities	$ 153	$ 8,654	$ -	$ -
State and local governments	$ 115	$ 4,116	$ -	$ -
Corporate Debt Securities	$ 18	$ 1,981	$ -	$ -
Equity Securities	$ -	$ -	$ -	$ -

Unrealized losses on securities have not been recognized into income because the issuers' bonds are of high credit quality, the Bank has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is primarily due to increased market interest rates. The fair value is expected to recover as the bonds approach the maturity date.

Note 3 - Securities (Continued)

The gross realized gains and losses for the years ended December 31, are presented below:

	(In Thousands)		
	2004	2003	2002
Gross realized gains	$ 133	$ 528	$ 79
Gross realized losses	(6)	-	(3)
Net Realized Gains	$ 127	$ 528	$ 76

The amortized cost and fair value of debt securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(In Thousands)	
	Amortized Cost	Fair Value
One year or less	$ 22,627	$ 22,766
After one year through five years	99,664	99,632
After five years through ten years	43,400	43,484
After ten years	7,068	7,197
	172,759	173,079
Equity securities	48	48
Total	$ 172,807	$ 173,127

Investments with a carrying value and fair value of $127 million at December 31, 2004 and $131 million at December 31, 2003 were pledged to secure public deposits and securities sold under repurchase agreements.

Note 4 - Loans

Loans at December 31, are summarized below:

	(In Thousands)	
Loans:	2004	2003
Real estate	$ 273,981	$ 267,136
Commercial and industrial	98,518	102,101
Agricultural (excluding real estate)	55,219	63,082
Consumer, Overdrafts and other loans	41,276	47,984
Industrial Development Bonds	10,687	7,944
	479,681	488,247
Less: Deferred loan fees and costs	(856)	(784)
	478,825	487,463
Less: Allowance for loan losses	(6,814)	(7,300)
Loans - Net	$ 472,011	$ 480,163

The following is a maturity schedule by major category of loans including available for sale loans:

	(In Thousands) Principal Payments Due Within		
	One Year	Two to Five Years	After Five Years
Real estate loans	$ 15,107	$ 13,406	$ 245,643
Commercial and industrial loans	33,329	43,155	22,034
Agricultural (excluding real estate)	24,545	26,572	4,102
Consumer, Master Card and Overdrafts	8,293	27,769	5,214
Industrial Development Bonds	3,216	2,432	5,039

The distribution of fixed rate loans and variable rate loans by major loan category is as follows as of December 31, 2004:

	(In Thousands)	
	Fixed Rate	Variable Rate
Real estate loans	$ 38,552	$ 235,604
Commercial and industrial loans	48,999	49,519
Agricultural (excluding real estate)	23,475	31,744
Consumer, Master Card and Overdrafts	39,305	1,971
Industrial Development Bonds	10,687	-

Note 4 - Loans (Continued)

One to four family residential mortgage loans amounting to $95.8 million have been pledged as security for loans the Bank has received from the Federal Home Loan Bank.

As of December 31, 2004 and 2003 there were $3.2 and $14.2 million, respectively, of undisbursed loans in process.

The following is an analysis of the allowance for loan loss:

	(In Thousands)		
	2004	2003	2002
Allowance for Loan Losses			
Balance at beginning of year	$ 7,300	$ 6,400	$ 7,275
Provision for loan loss	884	6,903	2,194
Loans charged off	(1,779)	(7,286)	(4,252)
Recoveries	1,095	1,283	1,183
Allowance for Unfunded Loan Commitments & Letters of Credit	(686)	0	0
Allowance for Loan & Leases Losses	$ 6,814	$ 7,300	$ 6,400
Allowance for Unfunded Loan Commitments & Letters of Credit	$ 686	$ -	$ -
Total Allowance for Credit Losses	$ 7,500	$ 7,300	$ 6,400

The company segregated its Allowance for Loan and Lease Losses (ALLL) into two reserves at the period ending December 31, 2004: The ALLL and the Allowance for Unfunded Loan Commitments and Letters of Credit (AULC). When combined, these reserves constitute the total Allowance for Credit Losses (ACL). The portion of 2003 and 2002 ACL attributable to AULC was $402 and $334 thousand respectively.

The AULC is reported within other liabilities on the balance sheet while the ALLL is netted within the loans, net asset line. The ACL presented above represents the full amount of reserves available to absorb possible credit losses.

Note 4 - Loans (Continued)

The following is a summary of information pertaining to impaired loans:

	(In Thousands)	
	2004	2003
Impaired loans without a valuation allowance	$ 397	$ 2,621
Impaired loans with a valuation allowance	10,960	18,081
Total impaired loans	$ 11,357	$ 20,702
Valuation allowance related to impaired loans	$ 2,624	$ 3,472
Total non-accrual loans	$ 6,059	$ 6,236
Total loans past-due ninety days or more and still accruing	$ 393	$ 2,042

	(In Thousands)		
	2004	2003	2002
Average investment in impaired loans	$ 16,030	$ 19,040	$ 18,574
Interest income recognized on impaired loans	$ 572	$ 1,227	$ 195
Interest income recognized on a cash basis on impaired loans	$ 279	$ 346	$ 195

No additional funds are committed to be advanced in connection with impaired loans.

Note 5 - Premises and Equipment

The major categories of banking premises and equipment and accumulated depreciation at December 31 are summarized below:

	(In Thousands)	
	2004	2003
Land	$ 2,756	$ 2,756
Buildings (useful life 15-39 years)	15,052	15,012
Furnishings (useful life 3-15 years)	10,063	9,389
	27,871	27,157
Less: Accumulated depreciation	(12,351)	(11,283)
Premises and Equipment (Net)	$ 15,520	$ 15,874

Note 6 - Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $244 and $242 million at December 31, 2004 and 2003, respectively.

The balance of capitalized servicing rights included in other assets at December 31, 2004 and 2003, was $1.5 and $1.4 million, respectively. The Capitalized addition of servicing rights is included in net gain on sale of loans on the consolidated statement of income. The capitalized additions are as shown in the table following.

The fair market value of the capitalized servicing rights as of December 31, 2004, 2003 and 2002 was $2.1, $2.0 and $1.9 million, respectively. The valuations were calculated using a present value calculation on the discounted cash flows of each individual capitalized servicing right. The discount rate utilized was the average internal rate of return of the portfolio, 5.8%, 5.9% and 6.5%, respectively. The stated fair value represents the present value over an 84 month time frame.

The following summarizes mortgage servicing rights capitalized and amortized during each year:

	(In Thousands)		
	2004	2003	2002
Beginning Year	$ 1,441	$ 1,025	$ 1,667
Capitalized Additions	$ 391	$ 1,139	$ 260
Amortization	$ (332)	$ (723)	$ (902)
Valuation Allowance	$ -	$ -	$ -
End of Year	$ 1,500	$ 1,441	$ 1,025

Note 7 - Deposits

Time deposits at December 31 consist of the following:

	(In Thousands)	
	2004	2003
Time deposits under $100,000	$ 220,905	$ 215,899
Time deposits of $100,000 or more	91,996	103,079
	$ 312,901	$ 318,978

Note 7 - Deposits (Continued)

At December 31, 2004 the scheduled maturities for time deposits are as follows:

	(In Thousands)
2005	$ 134,489
2006	102,480
2007	52,505
2008	3,092
2009	18,609
thereafter	1,726
	$ 312,901

Note 8 - Securities Sold Under Agreement to Repurchase

The Bank's policy requires qualifying securities to be used as collateral for the underlying repurchase agreements. As of December 31, 2004 and 2003 securities with a book value of $31.6 million and $31.8 million, respectively, were underlying the repurchase agreements and were under the Bank's control.

Note 9 - Long Term Debt

Long term debt consists of various loans from the Federal Home Loan Bank. Repayment structures vary, ranging from monthly installments, annual payments or upon maturity. Interest payments are due monthly with interest rates on the loans varying from 2.24% to 7.05%. Total borrowings were $22.0 and $24.4 million for 2004 and 2003, respectively. Notes are secured by a blanket lien on 100% of the one to four family residential mortgage loan portfolio (Note 4).

The following is a schedule by years of future minimum principal payments:

	(In Thousands)
2005	$ 2,011
2006	11,720
2007	6,416
2008	712
2009	464
thereafter	641
	$ 21,964

Note 10 - Federal Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

	(In Thousands)		
	2004	2003	2002
Current:			
Federal	$ 3,587	$ 2,585	$ 2,749
Deferred:			
Federal	(14)	(126)	240
	$ 3,573	$ 2,459	$ 2,989

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate:

	(In Thousands)		
	2004	2003	2002
Income tax at statutory rates	$ 4,013	$ 3,429	$ 3,594
Increase(decrease) resulting from:			
Tax exempt interest	(706)	(571)	(685)
Change in prior estimates and other	266	(399)	80
	$ 3,573	$ 2,459	$ 2,989

Note 10 - Federal Income Taxes (Continued)

Deferred tax assets and liabilities at December 31 are comprised of the following:

	(In Thousands)	
	2004	2003
Deferred Tax Assets:		
Allowance for loan losses	$ 2,263	$ 2,211
Other	256	82
Total deferred tax assets	2,519	2,293
Deferred Tax Liabilities:		
Accreted discounts on bonds	29	155
FHLB stock dividends	659	610
Mortgage servicing rights	507	490
Other	494	222
Net unrealized gain on available-for-sale securities	107	1,020
Total deferred tax liabilities	1,796	2,497
Net Deferred Tax Asset (Liability)	$ 723	$ (204)

Note 11 - Employee Benefit Plan

The Bank has established a 401(k) profit sharing plan, which allows eligible employees to save at a minimum one percent of eligible compensation on a pre-tax basis, subject to certain Internal Revenue Service limitations. The Bank will match 50% of employee 401(k) contributions up to four percent of total eligible compensation. In addition, the Bank may make a discretionary contribution from time to time. A participant is 100% vested in the participant's deferral contributions and employer matching contributions. A six-year vesting schedule applies to employer discretionary contributions. Contributions to the 401(k) profit sharing plan for both the employer matching contribution and the discretionary contribution were $546, $505, and $509 thousand for 2004, 2003 and 2002, respectively.

Note 12 - Related Party Transactions

In the ordinary course of business, the Bank has granted loans to senior officers and directors and their affiliated companies amounting to $20.3 and $16.5 million at December 31, 2004 and 2003, respectively. Loans made during 2004 were $160.1 million and repayments were $158.4 million. During 2004, one director retired from the Board and one director was added. Their difference in related borrowings amounted to $2.1 million, net additions. Deposits to directors, executive officers and companies in which they

Note 12 - Related Party Transactions (Continued)

have a direct or indirect ownership as of December 31, 2004 and 2003 amounted to $17.3 million and $6.2 million, respectively.

Note 13 - Off Balance Sheet Activities

Credit Related Financial Instruments

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customer. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments. At year end 2004 the Bank segregated the Allowance for Loan Losses into two components. The allowance as it relates to unfunded loan commitments (AULC) is included under other liabilities. The AULC as of December 31, 2004 was $686 thousand. At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

	(In Thousands)	
	2004	2003
Commitments to extend credit	$ 108,731	$ 111,203
Credit card arrangements	15,404	15,890
Standby letters of credit	1,950	1,762

Commitments to extend credit, credit card arrangements and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded in the financial statements. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they generally do not present any significant liquidity risk to the Bank.

Collateral Requirements

To reduce credit risk related to the use of credit-related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Bank's credit evaluation of the customer.

Note 13 - Off Balance Sheet Activities (Continued)

Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, and equipment and real estate.

Legal Contingencies

Various legal claims also arise from time to time in the normal course of business, which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

Note 14 - Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all the capital adequacy requirements to which it is subject.

As of December 31, 2004 the most recent notification from the FDIC indicated the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table to follow. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

Note 14 - Minimum Regulatory Capital Requirements (Continued)

The Company and the Bank's actual and required capital amounts and ratios as of December 31, 2004 and 2003 are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under the Prompt Corrective Action Provisions	
As of December 31, 2004	(000's) Amount	Ratio	(000's) Amount	Ratio	(000's) Amount	Ratio
Total Risk-Based Capital (to Risk Weighted Assets)						
Consolidated	$ 84,939	16.88%	$ 40,264	8.00%	$ 50,331	10.00%
Farmers & Merchants State Bank	84,313	16.75%	40,271	8.00%	50,339	10.00%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	78,633	15.62%	20,132	4.00%	30,198	6.00%
Farmers & Merchants State Bank	63,006	12.52%	20,136	4.00%	30,203	6.00%
Tier I Capital (to Adjusted Total Assets)						
Consolidated	78,633	11.17%	28,160	4.00%	35,200	5.00%
Farmers & Merchants State Bank	63,006	8.90%	28,308	4.00%	35,385	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under the Prompt Corrective Action Provisions	
	(000's) Amount	Ratio	(000's) Amount	Ratio	(000's) Amount	Ratio
As of December 31, 2003						
Total Risk-Based Capital (to Risk Weighted Assets)						
Consolidated	$ 79,267	15.52%	$ 40,847	8.00%	$ 51,059	10.00%
Farmers & Merchants State Bank	78,693	15.42%	40,831	8.00%	51,039	10.00%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	72,873	14.27%	20,423	4.00%	30,635	6.00%
Farmers & Merchants State Bank	57,302	11.23%	20,416	4.00%	30,623	6.00%
Tier I Capital (to Adjusted Total Assets)						
Consolidated	72,873	10.23%	28,502	4.00%	35,627	5.00%
Farmers & Merchants State Bank	57,302	8.07%	28,420	4.00%	35,524	5.00%

Note 15 - Restrictions of Dividends & Intercompany Borrowings

The Bank is restricted as to the amount of dividends that can be paid. Dividends declared by the Bank that exceed the net income for the current year plus retained income for the preceding two years must be approved by federal and state regulatory agencies. Under this formula dividends of $5.4 million may be paid without prior regulatory approval. Regardless of formal regulatory restrictions, the Bank may not pay dividends that would result in its capital levels being reduced below the minimum requirements shown above. As of June 2004, all dividends were required to be approved by federal and state regulatory agencies prior to declaration. Regulatory approval prior to declaration will continue into 2005. Under current Federal Reserve regulations, the Bank is limited as to the amount and type of loans it may make to the Company and its non-bank subsidiary. These loans are subject to qualifying collateral requirements on which the amount of the loan may be based.

Note 16 - Fair Value of Financial Instruments

Fair values of financial instruments are management's estimate of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including deferred tax assets, premises, equipment and intangibles. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

Note 16 - Fair Value of Financial Instruments (Continued)

The estimated fair values, and related carrying or notional amounts, for on and off-balance sheet financial instruments as of December 31, 2004 and 2003 are reflected below:

	(In Thousands)			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	$ 15,026	$ 15,026	$ 18,873	$ 18,873
Interest-bearing deposits in banks	9,230	9,230	662	662
Securities - available for sale	173,127	173,127	170,692	170,692
Federal Home Loan Bank	3,607	3,607	3,462	3,462
Loans, net	472,011	475,228	480,163	487,833
Interest receivable	4,686	4,686	5,192	5,192
Loans held for sale	175	175	176	176
Financial Liabilities:				
Deposits	$ 574,205	$ 573,616	$ 575,066	$ 575,651
Short-term debt				
Federal funds purchased	-	-	6,590	6,590
Repurchase agreement sold	22,852	22,852	20,729	20,729
Other debt	21,964	20,374	24,374	21,251
Interest payable	879	879	989	989
Dividends payable	715	715	715	715
Off-Balance Sheet Financial Instruments				
Commitments to extend credit	$ -	$ -	$ -	$ -
Standby letters of credit	-	-	-	-

The following assumptions and methods were used in estimating the fair value for financial instruments:

Cash and Due from Banks

The carrying amounts reported in the balance sheet for cash and due from banks and federal funds sold approximate their fair values.

Interest Bearing Deposits

The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Note 16 - Fair Value of Financial Instruments (Continued)

Securities and Federal Home Loan Bank Stock

Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans

Most commercial and real estate mortgage loans are made on a variable rate basis. For those variable-rate loans that reprice frequently, and with no significant change in credit risk, fair values are based on carrying values. The fair values of the fixed rate and all other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Loans Held for Sale

Fair values for loans held for sale approximate the carrying values as these loans are generally sold within forty-five days of being made.

Deposits

The fair values disclosed for deposits with no defined maturities are equal to their carrying amounts, which represent the amount payable on demand. The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair value at the reporting date. Fair value for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Borrowings

Short-term borrowings are carried at cost that approximates fair value. Other long-term debt was generally valued using a discounted cash flows analysis with a discounted rate based on current incremental borrowing rates for similar types of arrangements, or if not available, based on an approach similar to that used for loans and deposits. Long-term debt includes their related current maturities.

Accrued Interest Receivable and Payable

The carrying amounts of accrued interest approximate their fair values.

Note 16 - Fair Value of Financial Instruments (Continued)

Dividends Payable

The carrying amounts of dividends payable approximate their fair values and are generally paid within forty days of declaration.

Off Balance Sheet Financial Instruments

Fair values for off-balance-sheet, credit related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Note 17 – Condensed Financial Statements of Parent Company

Balance Sheet	(In Thousands)	
	2004	2003
Assets		
Cash	$ 651	$ 903
Related party receivables:		
Dividends receivable from subsidiaries	300	-
Note receivable from Bank subsidiary	15,000	15,000
Investment in subsidiaries	63,799	59,883
Total Assets	$ 79,750	$ 75,786
Liabilities		
Accrued expenses	$ 190	$ 215
Dividends payable	715	715
Total Liabilities	905	930
Stockholders' Equity		
Common stock - No par value - 1,500,000 shares authorized; 1,300,000 shares issued	12,677	12,677
Undivided profits	65,956	60,196
Accumulated other comprehensive income	212	1,983
Total Stockholders' Equity	78,845	74,856
Total Liabilities and Stockholders' Equity	$ 79,750	$ 75,786

Note 17 – Condensed Financial Statements of Parent Company (Continued)

Income Statement

	(In Thousands)		
	2004	2003	2002
Income			
Dividends from subsidiaires	$ 2,185	$ 13,273	$ 1,415
Interest	713	604	600
Total Income	2,898	13,877	2,015
Operating Expenses	170	125	131
Income Before Income Taxes and Equity in Undistributed Earnings and Subsidiaries	2,728	13,752	1,884
Income Taxes	185	175	147
	2,543	13,577	1,737
Equity in undistributed earnings of subsidiaries	5,687	(5,951)	5,661
Net Income	$ 8,230	$ 7,626	$ 7,398

Statements of Cashflow

	(In Thousands)		
	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 8,230	$ 7,626	$ 7,398
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Equity in undistributed net income of subsidiaries	(5,687)	5,951	(5,661)
Changes in Operating Assets and Liabilities:			
Note receivable	-	(5,000)	-
Dividends receivable	(300)	325	390
Accrued expenses	(25)	55	(35)
Net Cash Provided by Operating Activities	2,218	8,957	2,092
Cash Flows from Financing Activities			
Payment of dividends	(2,470)	(8,709)	(2,210)
Net Change in Cash and Cash Equivalents	(252)	248	(118)
Cash and Cash Equivalents			
Beginning of year	903	655	773
Cash and Cash Equivalents			
End of year	$ 651	$ 903	$ 655

MANAGEMENT REPORT REGARDING INTERNAL CONTROL AND COMPLIANCE WITH DESIGNATED LAWS AND REGULATIONS

Management of Farmers & Merchants Bancorp, Inc. and Subsidiaries is responsible for preparing the Bank's annual financial statements. Management is also responsible for establishing and maintaining internal control over financial reporting presented in conformity with both generally accepted accounting principles and regulatory reporting in conformity with the Federal Financial Institutions Examination Council Instructions for Consolidated Reports of Condition and Income (call report instructions). The Bank's internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

It is also management's responsibility to ensure satisfactory compliance with all designated laws and regulations and in particular, those laws and regulations concerning loans to insiders. The federal laws concerning loans to insiders are codified at 12 USC 375a and 375b, and the federal regulations are set forth at 12 CFR 23.5, 31, and 215.

Pursuant to Exchange Act Rule 13a-15, the company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2004. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004 in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Intergrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Plante & Moran, PLLC, the independent registered public accounting firm that audited the financial statements contained herein, has issued an attestation report on management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004.

There was no change in the company's internal control over financial reporting that occurred during the Company's fiscal quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

February 6, 2005

Farmers & Merchants Bancorp, Inc. and Subsidiaries



Joe C. Crossgrove, President/CEO



Barbara J. Britenriker, Chief Financial Officer



Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Farmers & Merchants Bancorp, Inc. and Subsidiaries
Archbold, Ohio

We have audited management's assessment included in the accompanying Report of Management on Farmers & Merchants Bancorp, Inc. and Subsidiaries Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporations Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

In our opinion, management's assessment that Farmers & Merchants Bancorp, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on COSO criteria. Also in our opinion, Farmers & Merchants Bancorp, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Farmers & Merchants Bancorp, Inc. and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of earnings, shareholders equity and cash flow for each of the two years in the period ended December 31, 2004 and our report dated February 22, 2004, expressed an unqualified opinion thereon.

Plante & Moran, PLLC

February 22, 2005
Auburn Hills

Quarterly Financial Data - UNAUDITED

	Quarter Ended in 2004			
	Mar 31	June 30	Sep 30	Dec 31
Summary of Income:				
Interest income	$ 9,307	$ 9,365	$ 9,249	$ 9,387
Interest expense	2,768	2,758	2,759	2,938
Net Interest Income	6,539	6,607	6,490	6,449
Provision for loan loss	416	375	150	(56)
Net interest income after provision for loan loss	6,123	6,232	6,340	6,505
Other income (expense)	(3,296)	(3,312)	(3,270)	(3,519)
Net income before income taxes	2,827	2,920	3,070	2,986
Income taxes	821	879	929	944
Net income	$ 2,006	$ 2,041	$ 2,141	$ 2,042
Earnings per Common Share	$ 1.54	$ 1.57	$ 1.65	$ 1.57
Average common shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000

	Quarter Ended in 2003			
	Mar 31	June 30	Sep 30	Dec 31
Summary of Income:				
Interest income	$ 10,462	$ 10,627	$ 10,182	$ 9,836
Interest expense	4,063	3,873	3,361	2,986
Net Interest Income	6,399	6,754	6,821	6,850
Provision for loan loss	3,938	760	675	1,530
Net interest income after provision for loan loss	2,461	5,994	6,146	5,320
Other income (exxpense)	(2,937)	(1,956)	(2,455)	(2,488)
Net income (loss) before income taxes	(476)	4,038	3,691	2,832
Income taxes (credit)	(347)	939	1,100	767
Net income (loss)	$ (129)	$ 3,099	$ 2,591	$ 2,065
Earnings per common share	$ (0.10)	$ 2.38	$ 1.99	$ 1.60
Average common shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000

Summary of Consolidated Statement of Income - UNAUDITED

	(In Thousands)				
	2004	2003	2002	2001	2000
Summary of Income:					
Interest income	$ 37,962	$ 41,107	$ 43,424	$ 48,945	$ 48,890
Interest expense	11,222	14,283	18,979	25,448	25,509
Net Interest Income	26,740	26,824	24,445	23,497	23,381
Provision for loan loss	885	6,903	2,194	2,632	1,496
Net interest income after provision for loan loss	25,855	19,921	22,251	20,865	21,885
Other income (expense), net	(14,052)	(9,836)	(11,864)	(11,217)	(11,376)
Net income before income taxes	11,803	10,085	10,387	9,648	10,509
Income taxes	3,573	2,459	2,989	2,892	3,118
Net income	$ 8,230	$ 7,626	$ 7,398	$ 6,756	$ 7,391
Per Share of Common Stock:					
Earnings per common share outstanding (Based on weighted average number of shares outstanding)					
Net income	$ 6.33	$ 5.87	$ 5.69	$ 5.20	$ 5.69
Dividends	$ 1.90	$ 6.75	$ 1.65	$ 1.60	$ 1.50
Weighted average number of shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000	1,300,000

Summary of Consolidated Balance Sheet - UNAUDITED

	(In Thousands)				
	2004	2003	2002	2001	2000
Total assets	$ 702,513	$ 705,703	$ 726,486	$ 683,626	$ 635,160
Loans	472,212	480,339	497,515	468,243	480,645
Total Deposits	574,205	575,066	576,373	566,157	516,463
Stockholders' equity	78,845	74,856	77,738	70,350	64,988
Key Ratios					
Return on average equity	10.72%	9.87%	9.93%	9.73%	12.02%
Return on average assets	1.16%	1.06%	1.06%	1.02%	1.19%
Loan to deposits	82.24%	83.53%	86.32%	82.71%	93.00%
Capital to assets	11.22%	10.61%	10.70%	10.29%	10.23%
Dividend payout	30.02%	115.07%	28.99%	30.79%	26.38%

Trading Market for the Company's Stock

The Company's stock is not actively traded on any exchange. The range and sales prices, based upon information that the Company has been made aware, are listed below:

	Stock Prices		
	Quarter	Low	High
2004 — by quarter	1st	$ 100.00	$ 115.00
	2nd	100.00	115.00
	3rd	100.00	123.00
	4th	100.00	115.00
2003 — by quarter	1st	$ 95.00	$ 112.00
	2nd	95.00	113.00
	3rd	95.00	126.00
	4th	100.00	115.00

Dividends declared on a quarterly basis for the last two fiscal years:

	Quarter	2004	2003
Dividends declared per share			
	1st	$ .45	$ .40
	2nd	.45	.40
	3rd	.45	5.40
	4th	.55	.55

In 2003, a special $5.00 dividend was paid that was not paid in 2004. A normal dividend range compared to those of the last two years with the $5.00 excluded in 2003 could be paid in the foreseeable future.

Market Risk

Market risk is the exposure to loss resulting from changes in interest rates and equity prices. The primary market risk to which the Company is subject is interest rate risk. The majority of the Company's interest rate risk arises from the instruments, positions and transactions entered into for purposes other than trading such as loans, available for sale securities, interest bearing deposits, short term borrowings and long term borrowings. Interest rate risk occurs when interest bearing assets and liabilities reprice at different times as market interest rates change. For example, if fixed rate assets are funded with variable rate debt, the spread between asset and liability rates will decline or turn negative if rates increase.

Interest rate risk is managed within an overall asset/liability framework for the Company. The principal objectives of asset/liability management are to manage sensitivity of net interest spreads and net income to potential changes in interest rates. Funding positions are kept within predetermined limits designed to ensure that risk-taking is not excessive and that liquidity is properly managed. The Company employs a sensitivity analysis utilizing interest rate shocks to help in this analysis. The shocks presented below assume an immediate change of rate in the percentages and direction shown:

Interest Rate Shock on Net Interest Margin				Interest Rate Shock on Net Interest Income	
Net Interest Margin (Ratio)	% Change to Flat Rate	Rate Direction	Rate changes by	Cumulative Total ($000)	% Change to Flat Rate
3.63%	-6.19%	Rising	3.00%	23,831	-7.12%
3.70%	-4.27%	Rising	2.00%	24,401	-4.90%
3.77%	-2.37%	Rising	1.00%	24,968	-2.69%
3.87%	0.00%	Flat	0	25,659	0.00%
3.96%	2.33%	Falling	-1.00%	26,340	2.65%
3.86%	-0.27%	Falling	-2.00%	25,698	0.15%
3.71%	-3.99%	Falling	-3.00%	24,752	-3.53%

Managements Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policy and Estimates

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, and the Company follows general practices within the industries in which it operates. At times the application of these principles requires Management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. These assumptions, estimates and judgments are based on information available as of the date of the financial statements. As this information changes, the financial statements could reflect different assumptions, estimates and judgments. Certain policies inherently have a greater reliance on assumptions, estimates and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Examples of critical assumptions, estimates and judgments are when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not required to be recorded at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability must be recorded contingent upon a future event.

All significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the notes to the consolidated financial statements and in the management discussion and analysis of financial condition and results of operations, provide information on how significant assets and liabilities are valued and how those values are determined for the financial statements. Based on the valuation techniques used and the sensitivity of financial statement amounts to assumptions, estimates and judgments underlying those amounts, management has identified the determination of the Allowance for Loan and Lease Losses (ALLL) and the valuation of its Mortgage Servicing Rights as the accounting areas that requires the most subjective or complex judgments, and as such could be the most subject to revision as new information becomes available.

The ALLL represents management's estimate of credit losses inherent in the Bank's loan portfolio at the report date. The estimate is a composite of a variety of factors including past experience, collateral value, and the general economy. ALLL includes a specific portion, a formula driven portion, and a general nonspecific portion. The collection and ultimate recovery of the book value of the collateral, in most cases, is beyond our control.

The Company is also required to estimate the value of its Mortgage Servicing Rights. The Company recognizes as separate assets rights to service fixed rate single-family mortgage loans that it has sold without recourse but services for others for a fee. Mortgage servicing assets are initially recorded at cost, based upon pricing multiples as determined by the purchaser, when the loans are sold. Mortgage servicing assets are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. Amortization is determined in proportion to and over the period of estimated net servicing income using the level yield method. For purposes of determining impairment, the mortgage servicing assets are stratified by interest rate.

The expected and actual rates of mortgage loan prepayments are the most significant factors driving the potential for the impairment of the value of mortgage servicing assets. Increases in mortgage loan prepayments reduce estimated future net servicing cash flows because the life of the underlying loan is reduced. For the years presented, mortgage servicing assets and related amortization were not material.

For more information regarding the estimates and calculations used to establish the ALLL and the value of Mortgage Servicing Rights, please see Note 1 to the consolidated financial statements provided herewith.

Results Of Operations

With slight improvement in the local economies, Farmers and Merchants Bancorp, Inc. improved its profitability during 2004. The increased net income was achieved by a much improved asset quality position. Loan Loss Provision of $6.90 million for 2003 decreased to $0.88 million for 2004. Nonaccrual loans decreased during 2004 along with a significant improvement in accruing loans past due 90 days or more, decreasing by $1.649 million.

The focus on asset quality and the improvement thereof did not come without additional cost. The addition of a Chief Loan Administrator, Commercial Loan Documentation Department and increased staffing among many existing departments contributed to the increase of approximately $1 million of operating expenses during 2004. The Company experienced negative growth in loans and assets due to the focus on asset quality. The loan portfolio decreased $8.2 million and total assets decreased $3.2 million by year end 2004.

Rates began to increase in the second half of 2004. Gains in the net interest margin from 2003 and first half of 2004 began to erode with the first rate increase in June of 2004. The net interest margin for 2004 ended at 3.97% compared to 3.95% for 2003. However, the net interest margin for the Bank for the month of December 2003 was 4.14% compared to 3.89% for the month of December of 2004. The Bank faces the challenge of operating within an environment predicted to have rising rates that will continue to place pressure on the net interest margin. The Bank looks for new growth in loans to aid in easing the tightening of the margin.

Overall, the Company had an increase in net income compared to the previous year of $604 thousand resulting in an increase in Earnings per share of $0.46. The local economy appears to be cautiously optimistic heading into 2005. The Company seeks to maintain its improved asset quality position while focusing on growth opportunities.

Net Interest Income

The following table presents net interest income, interest spread and net interest margin for the three years 2002 through 2004, comparing average outstanding balances of earning assets and interest bearing liabilities with the associated interest income and expense. The table also shows their corresponding average rates of interest earned and paid. The tax-exempt asset yields have been tax affected to reflect a marginal corporate tax rate of 34%. Average outstanding loan balances include nonperforming loans and mortgage loans held for sale. Average outstanding security balances are computed based on carrying values including unrealized gains and losses on available-for-sale securities.

As the charts indicate, the Company experienced increased growth on an average basis for year 2003 compared to 2002, but lost a portion of that growth when comparing 2004 to 2003. The largest decrease in average balances on interest earning assets compared to 2003 was in loans. The net interest margin and spread both improved led by the decreased cost of funds or interest expense yield. The interest income yield also decreased but not as much as the interest expense. The net interest margin and spread in 2004 are the highest of the three years shown. The average balances of interest-bearing liabilities decreased in 2004 compared to 2003 with the exception of fed funds purchased and securities sold under agreement to repurchase. Customers moved money to higher earning instruments as rates began to increase in the second half of 2004. Due to the decrease in loans, the Bank did not price deposits as aggressively as competitors and the average balance decline reflects that pricing strategy.

	2004 (In Thousands)		
	Average Balance	Interest/ Dividends	Yield/Rate
ASSETS			
Interest Earning Assets:			
Loans (1)	$ 490,793	$ 31,767	6.47%
Taxable investment securities	127,432	4,393	3.45%
Tax-exempt investment securities	46,730	1,688	5.47%
Interest bearing deposits	5,141	80	1.56%
Federal funds sold	3,543	34	0.96%
Total Interest Earning Assets	673,639	$ 37,962	5.76%
Non-Interest Earning Assets:			
Cash and cash equivalents	14,945		
Other assets	20,349		
Total Assets	$ 708,933		
LIABILITIES AND SHAREHOLDERS' EQUITY			
Interest Bearing Liabilities:			
Savings deposits	$ 204,049	$ 1,268	0.62%
Other time deposits	323,527	8,712	2.69%
Other borrowed money	23,694	817	3.45%
Federal funds purchased and securities sold under agreement to repurchase	24,218	425	1.75%
Total Interest Bearing Liabilities	575,488	$ 11,222	1.95%
Non-Interest Bearing Liabilities:			
Non-interest bearing demand deposits	42,205		
Other	14,497		
Total Liabilities	632,190		
Shareholders' Equity	76,743		
Total Liabilities and Shareholders' Equity	$ 708,933		
Interest/Dividend income/yield		$ 37,962	5.76%
Interest Expense / yield		11,222	1.95%
Net Interest Spread		$ 26,740	3.81%
Net Interest Margin			3.97%

	2003 (In Thousands)		
	Average Balance	Interest/ Dividends	Yield/Rate
ASSETS			
Interest Earning Assets:			
Loans (1)	$ 500,517	$ 34,233	6.84%
Taxable investment securities	128,087	5,105	3.99%
Tax-exempt investment securities	44,981	1,710	5.76%
Interest bearing deposits	2,413	26	1.08%
Federal funds sold	3,163	33	1.04%
Total Interest Earning Assets	679,161	$ 41,107	6.18%
Non-Interest Earning Assets:			
Cash and cash equivalents	17,001		
Other assets	21,717		
Total Assets	$ 717,879		
LIABILITIES AND SHAREHOLDERS' EQUITY			
Interest Bearing Liabilities:			
Savings deposits	$ 209,044	$ 1,494	0.71%
Other time deposits	326,966	11,336	3.47%
Other borrowed money	28,095	1,077	3.83%
Federal funds purchased and securities sold under agreement to repurchase	21,296	376	1.77%
Total Interest Bearing Liabilities	585,401	$ 14,283	2.44%
Non-Interest Bearing Liabilities:			
Non-interest bearing demand deposits	43,924		
Other	11,258		
Total Liabilities	640,583		
Shareholders' Equity	77,296		
Total Liabilities and Shareholders' Equity	$ 717,879		
Interest/Dividend income/yield		$ 41,107	6.18%
Interest Expense / yield		14,283	2.44%
Net Interest Spread		$ 26,824	3.74%
Net Interest Margin			3.95%

Farmers & Merchants Bancorp, Inc. and Subsidiaries

	2002 (In Thousands)		
	Average Balance	Interest/ Dividends	Yield/Rate
ASSETS			
Interest Earning Assets:			
Loans (1)	$ 476,981	$ 35,309	7.40%
Taxable investment securities	134,990	6,410	4.75%
Tax-exempt investment securities	39,812	1,622	4.07%
Interest bearing deposits	823	25	3.04%
Federal funds sold	3,522	58	1.65%
Total Interest Earning Assets	656,128	$ 43,424	6.62%
Non-Interest Earning Assets:			
Cash and cash equivalents	15,873		
Other assets	23,135		
Total Assets	$ 695,136		
LIABILITIES AND SHAREHOLDERS' EQUITY			
Interest Bearing Liabilities:			
Savings deposits	$ 197,819	$ 1,705	0.86%
Other time deposits	333,247	15,869	4.76%
Other borrowed money	17,773	990	5.57%
Federal funds purchased and securities sold under agreement to repurchase	23,609	415	1.76%
Total Interest Bearing Liabilities	572,448	$ 18,979	3.32%
Non-Interest Bearing Liabilities:			
Non-interest bearing demand deposits	40,485		
Other	7,708		
Total Liabilities	620,641		
Shareholders' Equity	74,495		
Total Liabilities and Shareholders' Equity	$ 695,136		
Interest/Dividend income/yield		$ 43,424	6.62%
Interest Expense / yield		18,979	3.32%
Net Interest Spread		$ 24,445	3.30%
Net Interest Margin			3.73%

(1) For purposes of these computations, non-accruing loans are included in the daily average outstanding loan amounts.

The primary source of the Company's traditional banking revenue is net interest income. Net interest income is the difference between interest income on interest earning assets, such as loans and securities, and interest expense on liabilities used to fund those assets, such as interest bearing deposits and other borrowings. Net interest income is affected by changes in both interest rates and the amount and composition of earning assets and liabilities. The change in net interest income is most often measured as a result of two statistics – interest spread and net interest margin. The difference between the yields on earning assets and the rates paid for interest bearing liabilities supporting those funds represents the interest spread. Because non-interest bearing sources of funds such as demand deposits and stockholders' equity also support earning assets, the net interest margin exceeds the interest spread.

The following tables show changes in interest income, interest expense and net interest resulting from changes in volume and rate variances for major categories of earnings assets and interest bearing liabilities.

	2004 vs 2003 (In Thousands)		
	Net	Due to Change in	
Interest Earned On:	Change	Volume	Rate
Loans	$ (2,466)	$ (665)	$ (1,801)
Taxable investment securities	(712)	(26)	(686)
Tax-exempt investment securities	(22)	101	(123)
Interest bearing deposits	54	29	25
Federal funds sold	1	4	(3)
Total Interest Earning Assets	$ (3,145)	$ (557)	$ (2,588)
Interest Paid On:			
Savings deposits	$ (226)	$ (36)	$ (190)
Other time deposits	(2,624)	(119)	(2,505)
Other borrowed money	(260)	(169)	(91)
Federal funds purchased and securties sold under agreement to repurchase	49	52	(3)
Total Interest Bearing Liabilities	$ (3,061)	$ (272)	$ (2,789)

	2003 vs 2002 (In Thousands)		
	Net	Due to Change in	
Interest Earned On:	Change	Volume	Rate
Loans	$ (1,076)	$ 1,742	$ (2,818)
Taxable investment securities	(1,305)	(328)	(977)
Tax-exempt investment securities	88	210	(122)
Interest bearing deposits	1	48	(47)
Federal funds sold	(25)	(6)	(19)
Total Interest Earning Assets	$ (2,317)	$ 1,667	$ (3,984)
Interest Paid On:			
Savings deposits	$ (211)	$ 97	$ (308)
Other time deposits	(4,533)	(299)	(4,234)
Other borrowed money	87	575	(488)
Federal funds purchased and securties sold under agreement to repurchase	(39)	(41)	2
Total Interest Bearing Liabilities	$ (4,696)	$ 332	$ (5,028)

Interest income on loans decreased $2.5 million for 2004 and $1.1 million for 2003. The decrease for 2004 and 2003 was primarily due to a drop in interest rates. This drop was offset by the significant decrease in interest expense on other time deposits of $2.6 million for 2004 and $4.2 million for 2003. The interest rate on the matured long term time deposits during the first half of 2004 was often 3% - 4% higher than what the money was able to be reinvested at due to the lower interest rate environment. As rates began to rise the second half of 2004 and shorter term time deposits reinvested at higher rates, the savings on interest expense declined or disappeared completely.

Allowance For Credit Losses

The company segregated its Allowance for Loan and Lease Losses (ALLL) into two reserves at the period ending December 31, 2004: The ALLL and the Allowance for Unfunded Loan Commitments and Letters of Credit (AULC). When combined, these reserves constitute the total Allowance for Credit Losses (ACL). The portion of 2003 and 2002 ACL attributable to AULC was $402 and $334 thousand respectively.

The Company increased the allowance for credit losses for 2004. The allowance stands at $7.5 million for 2004 compared to $7.3 million for 2003. The Bank has worked hard to improve loan quality while making credit available to all of those who are in need and deemed an acceptable credit risk. This increase was due to the continued concern of the slow pickup of the economy and its effect on our customers going forward. Charge-off activity of $1.8 million was extremely low for 2004 compared to $7.3 and $4.2 million for 2003 and 2002, respectively. The allowance for credit loss activity resulted in expense of $0.9, $6.9 and $2.2 million for 2004, 2003 and 2002, respectively. One large credit impacted two of the last three years of activity and the Company is no longer carrying a balance on that credit. The Company expects to see the lower level of 2004 charge-offs in future years.

Non-interest Income

Non-interest income of $4.8 million is a decrease of $3.2 million over 2003. Non-interest income for 2003 of $8.0 million is the highest of the three years shown. 2003 experienced a dramatic rise due to an increase in fixed rate mortgage loan activity as a result of the favorable interest rates for such loans. These types of loans are sold to investors while the Bank retains the mortgage servicing rights on these loans. As a result, mortgage servicing rights income was $1.1 million for 2003. Mortgage rates were higher in 2002 and 2004 so the level of mortgage activity was slower. With more favorable interest rates during 2003, the mortgage activity was brisk compared to 2004. Sold mortgage originations dropped to $48.8 million for 2004 from the $179.1 million produced in 2003. Along with the mortgage servicing rights income, gains on the sale of those loans increased in 2003. The recognition of both income sources due to the mortgage activity was $0.9 million in 2004 compared to $3.3 and $1.6 million for 2003 and 2002, respectively.

Non-interest Expense

Non-interest expense has increased during the last three years, growing from $17.7 million in 2002 to $18.9 million in 2004. The largest increase occurred in 2004 as compared to 2003. Personnel costs were the major component behind the increase. Additional staffing compiled with increased benefits costs added up to an additional $1.0 million of expense.

Federal Income Taxes

Effective tax rates were 30.27%, 24.38%, and 28.78% for 2004, 2003 and 2002, respectively. The Company has increased its tax-exempt holdings each year and also added Bank Owned Life Insurance (BOLI) in the last quarter of 2002.

Financial Condition

Average earning assets decreased during 2004. Average earnings assets for 2004 were $674 million compared to $679 million for 2003 and $656 million for 2002. This decrease in average earnings assets represents a less than 1.0 percent change while 2003 increased 3.5 percent. The decrease in 2004 is attributed to loans. Average interest bearing liabilities also decreased by $9.9 million in 2004, negating much of the gain of $13.0 million in 2003. 2004 is only slightly higher than 2002 by $3.0 million.

Securities

Security balances as of December 31 are summarized on the following page:

	(In Thousands)		
	2004	2003	2002
U.S. Treasury and Government Agencies	$ 88,344	$ 103,470	$ 104,618
Mortgage-backed securities	30,088	14,178	16,618
State and local governments	54,647	51,016	55,860
Corporate debt securities	-	1,981	1,650
Equity securities	48	47	47
	$ 173,127	$ 170,692	$ 178,793

The following table sets forth (dollars in thousands) the maturities of investment securities as of December 31, 2004 and the weighted average yields of such securities calculated on the basis of cost and effective yields weighted for the scheduled maturity of each security. Tax-equivalent adjustments, using a thirty-four percent rate have been made in yields on obligations of state and political subdivisions. Stocks of domestic corporations have not been included.

	Maturities			
	Within One Year		After One Year Within Five Years	
	Amount	Yield	Amount	Yield
U.S. Treasury	$ 2,722	2.60%	$ 2,130	2.95%
U.S. Government agency	23,691	3.46%	59,801	2.78%
Mortgage-backed securities	1	7.28%	21,416	3.81%
State and local governments	14,935	4.43%	20,979	5.45%
Taxable state and local governments	1,640	5.61%	3,262	5.16%

	Maturities			
	After Five Years Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield
U.S. Treasury	$ -	-	$ -	-
U.S. Government agency	-	-	-	-
Mortgage-backed securities	8,670	3.65%	-	-
State and local governments	13,831	5.20%	-	-
Taxable state and local governments	-	-	-	-

As of December 31, 2004 the Bank did not hold a large block of any one investment security, except for U.S. Treasury and other U.S. Government agencies. The Bank also holds stock in the Federal Home Loan Bank of Cincinnati at a cost of $3.6 million. This is required in order to obtain Federal Home Loan Bank Loans.

Loan Portfolio

The Bank's various loan portfolios are subject to varying levels of credit risk. Management mitigates these risks through portfolio diversification and through standardization of lending policies and procedures.

The following table shows the Bank's loan portfolio by category of loan including loans held for sale.

	(In Thousands)				
	2004	2003	2002	2001	2000
Loans:					
Commercial/industrial	$ 98,518	$ 102,101	$ 100,119	$ 96,992	$ 96,990
Agricultural	55,219	63,082	66,136	53,717	51,337
Real estate mortgage	274,156	267,312	278,933	247,545	261,289
Consumer	41,276	47,984	51,156	55,845	69,081
Industrial Development Bds	10,687	7,944	7,810	7,590	8,647
Total Loans	$ 479,856	$ 488,423	$ 504,154	$ 461,689	$ 487,344

The following table shows the maturity of loans:

	Maturities (In Thousands)			
	Within One Year	After One Year Within Five Years	After Five Years	Total
Commercial and industrial	$ 33,329	$ 43,155	$ 22,034	$ 98,518
Agricultural	24,545	26,572	4,102	55,219
Real estate mortgage	15,107	13,406	245,643	274,156
Consumer	8,293	27,769	5,214	41,276
Industrial Development Bonds	3,216	2,432	5,039	10,687

The following table presents the total of loans due after one year which have 1) predetermined interest rates and 2) floating or adjustable interest rates:

	(In Thousands)	
	Fixed Rate	Variable Rate
Commercial and industrial	$ 43,312	$ 21,877
Agricultural	13,882	16,792
Real estate	23,700	235,349
Consumer, Credit Card and overdrafts	32,983	-
Industrial Development Bonds	7,471	-

The following table summarizes the Company's non-accrual and past due loans as of December 31 for each of the last five years:

	(In Thousands)				
	2004	2003	2002	2001	2000
Non-accrual loans	$ 6,059	$ 6,236	$ 5,792	$ 5,353	$ 6,622
Accruing loans past due 90 days or more	393	2,042	2,674	5,408	2,577
Total	$ 6,452	$ 8,278	$ 8,466	$ 10,761	$ 9,199

As of December 31, 2004, management, to the best of their knowledge, is not aware of any significant loans, group of loans or segments of the loan portfolio not included above, where there are serious doubts as to the ability of the borrowers to comply with the present loan payment terms.

Although loans may be classified as non-performing, some pay on a regular basis, many continue to pay interest irregularly or at less than original contractual rates. Interest income that would have been recorded under the original terms of these loans was $1.5 million for 2002 and $530 thousand for 2003 and $561 thousand for 2004. Any collections of interest on non-accrual loans are included in interest income when collected. This amounted to $279 for 2004, $346 for 2003, $195 thousand for 2002.

Loans are placed on non-accrual status in the event that the loan is in past due status for more than 90 days or payment in full of principle and interest is not expected.

The $6.1 million of non-accrual loans as of December 31, 2004 are secured.

As of December 31, 2004 the Bank has $26.8 million of loans which it considers to be potential problem loans in that the borrowers are experiencing financial difficulties. These loans are subject to constant management attention and are reviewed more frequently than quarterly.

The amount of the potential problem loans was considered in management's review of the loan loss reserve required at December 31, 2004.

In extending credit to families, businesses and governments, banks accept a measure of risk against which an allowance for possible loan loss is established by way of expense charges to earnings. This expense, used to enlarge a bank's allowance for loan losses, is determined by management based on a detailed monthly review of the risk factors affecting the loan portfolio, including general economic conditions, changes in the portfolio mix, past due loan-loss experience and the financial condition of the bank's borrowers.

As of December 31, 2004, the Bank had loans outstanding to individuals and firms engaged in the various fields of agriculture in the amount of $55 million. The ratio of this segment of loans to the total loan portfolio is not considered unusual for a bank engaged in and servicing rural communities.

The allowance for loan losses is evaluated based on an assessment of the losses inherent in the loan portfolio. This assessment results in an allowance consisting of two components, allocated and unallocated.

Management considers several different risk assessments in determining the allowance for loan losses. The allocated component of the allowance for loan losses reflects expected losses resulting from an analysis of individual loans, developed through specific credit allocations for individual loans and historical loss experience for each loan category. For those loans where the internal credit rating is at or below a predetermined classification and management can reasonably estimate the loss that will be sustained based upon collateral, the borrowers operating activity and economic conditions in which the borrower operates, a specific allocation is made. For those borrowers that are not currently behind in their payment, but for which management believes based on economic conditions and operating activities of the borrower, the possibility exists for future collection problems, a reserve is established. The amount of reserve allocated to each loan portfolio is based on past loss experiences and the different levels of risk within each loan portfolio. The historical loan loss portion is determined using a historical loss analysis by loan category.

The unallocated portion of the reserve for loan losses is determined based on management's assessment of general economic conditions as well as specific economic factors in the Bank's marketing area. This assessment inherently involves a higher degree of uncertainty. It represents estimated inherent but undetected losses within the portfolio that are probable due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition and other current risk factors that may not have yet manifested themselves in the Bank's historical loss factors used to determine the allocated component of the allowance.

Actual charge-off of loan balances is based upon periodic evaluations of the loan portfolio by management. These evaluations consider several factors, including, but not limited to, general economic conditions, financial condition of the borrower, and collateral.

As presented below, charge-offs decreased to $1.8 million for 2004, and the provision was $884 thousand. Both of these amounts are down significantly over prior years. The decrease was primarily the result of a few large commercial credits included in the $5.7 charged off in the commercial and agricultural segment in 2003. The commercial and agricultural segment is in a net recovery position for 2004. Credit losses in the consumer loan portfolio decreased over 45% from 2003 with the portfolio down 14%.

Farmers & Merchants Bancorp, Inc. and Subsidiaries

The following table presents a reconciliation of the allowance for loan losses:

	(In Thousands)				
	2004	2003	2002	2001	2000
Loans	$ 479,681	$ 488,247	$ 498,078	$ 461,689	$ 487,344
Daily average of outstanding loans	$ 491,104	$ 500,517	$ 475,035	$ 472,181	$ 475,035
Allowance for loan losses-Jan. 1	$ 7,300	$ 6,400	$ 7,275	$ 7,160	$ 6,750
Loans Charged off:					
Commercial & Agricultural	491	5,706	2,987	1,826	257
Consumer	739	1,156	1,050	1,254	1,883
Real estate mortgages	549	424	215	54	233
	1,779	7,286	4,252	3,134	2,373
Loan Recoveries:					
Commercial & Agricultural	652	601	801	421	358
Consumer	405	546	366	191	923
Real estate mortgages	38	136	16	5	6
	1,095	1,283	1,183	617	1,287
Net Charge Offs	684	6,003	3,069	2,517	1,086
Provision for loan loss	884	6,903	2,194	2,632	1,496
Allowance for loan & lease losses - Dec 31	$ 6,814	$ 7,300	$ 6,400	$ 7,275	$ 7,160
Allowance for Unfunded Loan Commitments & Letters of Credit Dec 31	$ 686	$ -	$ -	$ -	$ -
Total Allowance for credit losses - Dec 31	$ 7,500	$ 7,300	$ 6,400	$ 7,275	$ 7,160
Ratio of net charge-offs to average Loans outstanding	0.14%	1.20%	0.65%	0.53%	0.23%

Allocation of the allowance for loan losses among the various loan categories is as follows:

	Amount (000's)	% of Loans in each Category to Total Loans
Balance at End of Period Applicable To:		
Commercial/industrial	$ 3,917	3.98%
Agricultural	681	1.23%
Real estate	644	0.23%
Consumer	549	1.33%
Unallocated	1,024	9.58%
Allowance for Loan & Lease Losses	$ 6,815	1.42%
Off Balance Sheet Commitments	$ 686	0.56%
Total Allowance	$ 7,500	

Deposits

The amount of outstanding time certificates of deposits and other time deposits in amounts of $100,000 or more by maturity are as follows:

	(In Thousands)			
	Under Three Months	Over Three Months Less Than One Year	Over One Year Less Than Three Years	Over Three Years
Time Deposits	$ 19,827	$ 32,735	$ 32,901	$ 6,534

The following table presents the average amount of and average rate paid on each deposit category:

	(In Thousands)			
	Demand Deposits	NOW Accounts	Savings Accounts	Time Accounts
December 31, 2004:				
Average balance	$ 42,205	$ 88,666	$ 115,383	$ 323,527
Average rate	0.00%	0.67%	0.58%	2.69%
December 31, 2003:				
Average balance	$ 43,924	$ 101,132	$ 107,912	$ 326,966
Average rate	0.00%	0.77%	0.66%	3.47%
December 31, 2002:				
Average balance	$ 40,485	$ 93,084	$ 104,735	$ 333,247
Average rate	0.00%	1.18%	1.32%	4.53%

Liquidity

Maintaining sufficient funds to meet depositor and borrower needs on a daily basis continues to be among our management's top priorities. This is accomplished not only by the immediately liquid resources of cash, due from banks and federal funds sold, but also by the Bank's available for sale securities portfolio. The average aggregate balance of these assets was $196 million during 2003 compared to $198 million for 2004 representing 27 percent and 28 percent of total average assets, respectively. Of the almost $168 million of debt securities in the portfolio as of December 31, 2004, $17.9 million or 11 percent of the portfolio is expected to mature in 2004. Taking into consideration possible calls of the debt securities, the amount climbs to $40.2 million or 24 percent of the portfolio becomes a source of funds.

Historically, the primary source of liquidity has been core deposits that include non-interest bearing demand deposits, NOW, money market accounts and time deposits of individuals. Core deposits decreased in 2004, pushed by the move of customers seeking higher rates. Overall deposits decreased an average of $10.2 million over 2003 compared to 2003's increase over 2002 of $8.4 million in average deposits. These represent changes of (1.8) percent and 1.5 percent in average total deposits, respectively.

Again, historically, the primary use of new funds is placing the funds back into the community through loans for the acquisition of new homes, consumer products and for business development. The use of new funds for loans is measured by the loan to deposit ratio. The Company's loan to deposit ratio for 2004 was 82.23 percent, 2003 was 83.53 percent, 2002 was 86.32 percent. A decrease in 2003 was caused by the selling of mortgages to the secondary market, the charge off activity and the general slowing of loan demand. The decrease in 2004 is due to the lack of growth in both the credit and deposit portfolios.

Short-term debt such as federal funds purchased and securities sold under agreement to repurchase also provides the Company with liquidity. Short-term debt for both federal funds purchased and securities sold under agreement to repurchase amounted to $22.9 million at the end of 2004 compared to $27.3 million at December 31, 2003 and $38.2 million at the end of 2002.

Other borrowings are also a source of funds. Other borrowings consist of loans from the Federal Home Loan Bank of Cincinnati. These funds are then used to provide fixed rate mortgage loans secured by homes in our community. Borrowings from this source decreased by $2.4 million to $22 million at December 31, 2004. This compares to decreased borrowings during 2003 of $4.3 to $24.4 million at December 31, 2003, and increased borrowings during 2002 to end the year 2002 at $28.7 million.

Contractual Obligations

Contractual Obligations of the Company totaled $358.4 million as of December 31, 2004. Time deposits represent contractual agreements for certificates of deposits held by its customers. Long term debt represents the borrowings with the Federal Home Loan Bank and are further defined in Note 4 and 9 of the Consolidated Financial Statements.

	Payment Due by Period (In Thousands)				
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Securities sold under agreement to repurchase	$ 22,852	$ 22,752	$ 100	$ -	$ -
Time Deposits	312,901	134,489	154,985	21,701	1,726
Dividends Payable	715	715			
Long Term Debt	21,964	2,011	18,136	1,176	641
Total	$ 358,432	$ 159,967	$ 173,221	$ 22,877	$ 2,367

Capital Resources

Shareholders' equity was $78.8 million as of December 31, 2004 compared to $74.9 million at December 31, 2003. Dividends declared during 2004 were $1.90 per share totaling $2.47 million. The Company reduced capital slightly by an increased dividend payout during 2003, specifically with a one-time additional dividend of $5 per share, for an aggregate of $8.78 million. The Company continues to have a strong capital base and to maintain regulatory capital ratios that are significantly above the defined regulatory capital ratios.

At December 31, 2004, The Farmers & Merchants State Bank and Farmers & Merchants Bancorp, Inc had total risk-based capital ratios of 16.75% and 16.88%, respectively. Core capital to risk-based asset ratios of 12.52% and 15.62% are well in excess of regulatory guidelines.

The Bank's leverage ratio of 9.0% is also substantially in excess of regulatory guidelines as is the Company's at 11.2%.

The Company's subsidiaries are restricted by regulations from making dividend distributions in excess of certain prescribed amounts.

Asset/Liability Management

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest earning assets and interest bearing liabilities. It involves the management of the balance sheet mix, maturities, repricing characteristics and pricing components to provide an adequate and stable net interest margin with an acceptable level of risk. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Changes in net income, other than those related to volume arise when interest rates on assets reprice in a time frame or interest rate environment that is different from that of the repricing period for liabilities. Changes in net interest income also arise from changes in the mix of interest-earning assets and interest-bearing liabilities.

Historically, the Bank has maintained liquidity through cash flows generated in the normal course of business, loan repayments, maturing earning assets, the acquisition of new deposits, and borrowings. The Bank's asset and liability management program is designed to maximize net interest income over the long term while taking into consideration both credit and interest rate risk.

Interest rate sensitivity varies with different types of interest-earning assets and interest bearing liabilities. Overnight federal funds on which rates change daily and loans that are tied to the market rate differ considerably from long-term investment securities and fixed rate loans. Similarly, time deposits over $100,000 and money market certificates are much more interest rate sensitive than passbook savings accounts. The Bank utilizes shock analysis to examine the amount of exposure an instant rate change of 100, 200, and 300 basis points in both increasing and decreasing directions would have on the financials. Acceptable ranges of earnings and equity at risk are established and decisions are made to maintain those levels based on the shock results.

Impact Of Inflation And Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Quantitative And Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from changes in interest rates and equity prices. The primary market risk to which we are subject is interest rate risk. The majority of our interest rate risk arises from the instruments, positions and transactions entered into for purposes other than trading such as loans, available for sale securities, interest bearing deposits, short term borrowings and long term borrowings. Interest rate risk occurs when interest bearing assets and liabilities reprice at different times as market interest rates change. For example, if fixed rate assets are funded with variable rate debt, the spread between asset and liability rates will decline or turn negative if rates increase.

Interest rate risk is managed within an overall asset/liability framework. The principal objectives of asset/liability management are to manage sensitivity of net interest spreads and net income to potential changes in interest rates. Funding positions are kept within predetermined limits designed to ensure that risk-taking is not excessive and that liquidity is properly managed. In the event that our asset/liabilities management strategies are unsuccessful, our profitability may be adversely affected.

Statements contained in this portion of the Company's annual report may be forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of such words as "intend," "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Such forward-looking statements are based on current expectations, but may differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. Other factors which could have a material adverse effect on the operations of the company and its subsidiaries which include, but are not limited to, changes in interest rates, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Bank's market area, changes in relevant accounting principles and guidelines and other factors over which management has no control. The forward-looking statements are made as of the date of this report, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Any shareholder who would want to receive a Form 10-K may contact the CFO. Such form will be provided free of charge.

2004 Employee Awards



30 Years
Edward Leininger, EVP/Chief Operating Officer, Archbold Main Office; Lewis Hilkert, Sr. VP/Mgr. West Unity Office



25 Years
Diane Swisher, AC/Central Processing Supervisor, Archbold Main Office; Randal Schroeder, VP/Senior Operations Officer, Archbold Operations Center; Jane Bruner, AVP/Operations Supervisor, Archbold Operations Center.



20 Years
Patricia Burkholder, AC/Asst. Mgr., West Unity Office; Darolee Riegsecker, Teller, West Unity Office; Barbara Britenriker, EVP/Chief Financial Officer, Archbold Main Office.



15 Years
Seated from left: Kelly Bentley, AVP/ Mgr., Montpelier Eastside and West Main Office; Janet Lemley, Data Processor, Archbold Operations Center; Angelique Dominique, Brokerage Administrative Asst., Archbold Main Office. Standing: Cindy Krueger, Internal Audit Assistant, Archbold Main Office; Kelly Culler, Branch Secretary, Delta Office; Michael Smith, AVP/ Mgr., Bryan SouthTowne Office; Linda Coy, Secretary, Bryan SouthTowne Office; Susan Dieringer, AVP/Mgr., Wauseon Downtown Office. Not Pictured: Janet Conley, Data Processor, Archbold Operations Center; Diana Dennie, AC/Asst. Mgr., Napoleon Office.



10 Years
Seated from left: Jacqueline Richards, Teller, Delta Office; Terry Buntain, Teller Supervisor, Montpelier Eastside Office. Standing from left: Jerry Borton, VP/Agri Finance Director, Delta Office; Debra Felix, Teller, Archbold Main Office. Not pictured: Suzanne Richardson, Secretary, Napoleon Office.



Swanton Office Celebrates 5th Anniversary
Front from left: Carrol Muston, Debra Kauffman, Judy Carpenter
Middle: Hoilyn McKibben
Back row: Kathy Keeler, April Schmucker, Barry Gray,
Ginger McQuillin, Joanne Pero



Stryker Employee Appreciation Week Hawaiian Style
From left: Norma Vanderveer, Cindy Blosser,
Brenda Short, Laura Schlosser, Patti Rosebrock,
Ronald Short, Elizabeth Dawson



Napoleon Staff Hosts Tailgate Party
From left: Nichole Borstelman, Shauna Cotter,
Steven Jackson, Diana Dennie



Moola Moola Visits Elementary Classroom
Jr. Achievement Representative / F&M Secretary
Janet Powers, F&M Mascot Moola Moola and
Archbold Elementary students